EXHIBIT 10.4

                               Government of India
                           Ministry of Communications
                         Department of Telecom Services
                        Sanchar Bhawan, New Delhi - 110001

No. 37-21/2000-OC                                           Dated: 7/9/2000

To    The Chairman & Managing Director
      Videsh Sanchar Nigam Limited
      Lokmanya Videsh Sanchar Bhawan
      Kashinath Dhuru Marg,
      Opposite Kirti College,
      Prabhadevi,
      Mumbai - 400 028

        Sub: - Preponing of demonopolisation of Videsh Sanchar Nigam Ltd.

Sir,

      I am directed to inform you that Govt. had decided that the monopoly granted to Videsh Sanchar Nigam Ltd. in the matter of International Voice Traffic shall terminate on 31/3/2002. This may be treated as an advance notice as required under the provisions of para 5 of licence granted to VSNL vide DoT No. 220-5/98-PHC dt. 22/1/99.

      In lieu of likely losses on account of preponement of demonopolisation, the following compensatory package has been proposed:

(i)   VSNL would be granted licence to run national long distance services.

(ii) VSNL would be liable to pay the licence fee, both by way of entry fee and revenue share for operating national long distance services and would be on the same footing like other private sector operators but the Government would pay a sum equivalent to entry fee and annual revenue share as licence fee, net of taxes for a period of 5 years with effect from April 2001. In addition, Government will not insist upon performance bank guarantee of Rs. 400 crores so long VSNL retains PSU character.

(iii) VSNL would be granted Category - A, ISP license.

      VSNL may place this compensation package in lieu of preponement of demonopolisation before the shareholders in a general body meeting to be convened at the earliest and obtain its approval to enable further action in the matter.

                                                               Yours faithfully,

                                                            /s/ V. Sampath Kamar

                                                              (V. Sampath Kamar)
                                                                       18/9/2000
                                                                   Director (SU)
                                                                   Tel:  3310217